UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No.     )*

AssetMark Financial Holdings, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

04546L106

(CUSIP Number)

Ted Angus

Executive Vice President and General Counsel

1655 Grant Street, 10th Floor

Concord, California 94520

(925) 521-2200

with a copy to:

Alan F. Denenberg, Esq.

Davis Polk & Wardwell

1600 El Camino Real

Menlo Park, California 94025

(650) 752-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 17, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04546L106

(1)	Names of reporting persons Huatai Securities Co., Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization People’s Republic of China

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 50,873,799*
	(8)	Shared voting power 0
	(9)	Sole dispositive power 50,873,799*
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 50,873,799*
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 70.3%**
(14)	Type of reporting person HC, BD, IA, CO

*

Huatai Securities Co., Ltd. (“HTSC”) beneficially owns 50,873,799 shares of common stock, par value $0.001 per share (the “Common Stock”), of AssetMark Financial Holdings, Inc., a Delaware corporation (the “Issuer”). This amount accounts for (i) the distribution of 58,998,799 shares of Common Stock to Huatai International Investment Holdings Limited (“HIIHL”), the indirect subsidiary of HTSC, upon the liquidation and dissolution of AssetMark Holdings LLC on July 17, 2019, as described under the caption titled “Prospectus summary—Restructuring” in the prospectus filed on July 22, 2019 pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended, (Registration No. 333-232312) (the “Prospectus”) by the Issuer with the Securities and Exchange Commission (the “SEC”) and (ii) the sale by HIIHL of 8,125,000 shares of Common Stock in the initial public offering of the Issuer’s Common Stock, which offering closed on July 22, 2019.

**	Based on 72,400,000 shares of Common Stock outstanding as of July 22, 2019, as reported by the Issuer in the Prospectus.

CUSIP No. 04546L106

(1)	Names of reporting persons Huatai International Financial Holdings Company Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Hong Kong Special Administrative Region of the People’s Republic of China

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 50,873,799*
	(8)	Shared voting power 0
	(9)	Sole dispositive power 50,873,799*
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 50,873,799*
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 70.3%**
(14)	Type of reporting person HC, CO

*

Huatai International Financial Holdings Company Limited (“HIFHCL”) beneficially owns 50,873,799 shares of Common Stock. This amount accounts for (i) the distribution of 58,998,799 shares of Common Stock to HIIHL, the indirect subsidiary of HIFHCL, upon the liquidation and dissolution of AssetMark Holdings LLC on July 17, 2019, as described under the caption titled “Prospectus summary—Restructuring” in the Prospectus and (ii) the sale by HIIHL of 8,125,000 shares of Common Stock in the initial public offering of the Issuer’s Common Stock, which offering closed on July 22, 2019.

**	Based on 72,400,000 shares of Common Stock outstanding as of July 22, 2019, as reported by the Issuer in the Prospectus.

CUSIP No. 04546L106

(1)	Names of reporting persons Huatai Financial Holdings (Hong Kong) Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Hong Kong Special Administrative Region of the People’s Republic of China

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 50,873,799*
	(8)	Shared voting power 0
	(9)	Sole dispositive power 50,873,799*
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 50,873,799*
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 70.3%**
(14)	Type of reporting person HC, BD

*

Huatai Financial Holdings (Hong Kong) Limited (“HFHHKL”) beneficially owns 50,873,799 shares of Common Stock. This amount accounts for (i) the distribution of 58,998,799 shares of Common Stock to HIIHL, the indirect subsidiary of HFHHKL, upon the liquidation and dissolution of AssetMark Holdings LLC on July 17, 2019, as described under the caption titled “Prospectus summary—Restructuring” in the Prospectus and (ii) the sale by HIIHL of 8,125,000 shares of Common Stock in the initial public offering of the Issuer’s Common Stock, which offering closed on July 22, 2019.

**	Based on 72,400,000 shares of Common Stock outstanding as of July 22, 2019, as reported by the Issuer in the Prospectus.

CUSIP No. 04546L106

(1)	Names of reporting persons Huatai International Finance Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization British Virgin Islands

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 50,873,799*
	(8)	Shared voting power 0
	(9)	Sole dispositive power 50,873,799*
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 50,873,799*
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 70.3%**
(14)	Type of reporting person HC, CO

*

Huatai International Finance Limited (“HIFL”) beneficially owns 50,873,799 shares of Common Stock. This amount accounts for (i) the distribution of 58,998,799 shares of Common Stock to HIIHL, the direct subsidiary of HIFL, upon the liquidation and dissolution of AssetMark Holdings LLC on July 17, 2019, as described under the caption titled “Prospectus summary—Restructuring” in the Prospectus and (ii) the sale by HIIHL of 8,125,000 shares of Common Stock in the initial public offering of the Issuer’s Common Stock, which offering closed on July 22, 2019.

**	Based on 72,400,000 shares of Common Stock outstanding as of July 22, 2019, as reported by the Issuer in the Prospectus.

CUSIP No. 04546L106

(1)	Names of reporting persons Huatai International Investment Holdings Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 50,873,799*
	(8)	Shared voting power 0
	(9)	Sole dispositive power 50,873,799*
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 50,873,799*
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 70.3%**
(14)	Type of reporting person HC, CO

*

HIIHL beneficially owns 50,873,799 shares of Common Stock. This amount accounts for (i) the distribution of 58,998,799 shares of Common Stock to HIIHL upon the liquidation and dissolution of AssetMark Holdings LLC on July 17, 2019, as described under the caption titled “Prospectus summary—Restructuring” in the Prospectus and (ii) the sale by HIIHL of 8,125,000 shares of Common Stock in the initial public offering of the Issuer’s Common Stock, which offering closed on July 22, 2019.

**	Based on 72,400,000 shares of Common Stock outstanding as of July 22, 2019, as reported by the Issuer in the Prospectus.

Responses to each item of this statement on Schedule 13D (this “Statement”) are incorporated by reference into the response to each other item, as applicable.

Item 1. Security and Issuer.

This Statement related to the common stock, par value $0.001 per share (the “Common Stock”), of AssetMark Financial Holdings, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1655 Grant Street, 10th Floor, Concord, California 94520.

Item 2. Identity and Background.

This Schedule 13D is being jointly filed by the following persons (each a “Reporting Person” and collectively, the “Reporting Persons”):

(i)

Huatai Securities Co., Ltd. (“HTSC”). HTSC is organized under the laws of the People’s Republic of China. The principal business of HTSC is wealth management, investment management and other financial and institutional services. The principal business address of HTSC is No. 228 Middle Jiangdong Road, Nanjing, Jiangsu Province, F12, 210019.

(ii)

Huatai International Financial Holdings Company Limited (“HIFHCL”). HIFHCL is organized under the laws of the Hong Kong Special Administrative Region of the People’s Republic of China. The principal business of HIFHCL is securities and financial services. The principal business address of HIFHCL is Room 5808-5812, 58/F., The Center, 99 Queen’s Road Central, Hong Kong.

(iii)

Huatai Financial Holdings (Hong Kong) Limited (“HFHHKL”). HFHHKL is organized under the laws of the Hong Kong Special Administrative Region of the People’s Republic of China. The principal business of HFHHKL is securities and financial services. The principal business address of HFHHKL is Room 5808-5812, 58/F., The Center, 99 Queen’s Road Central, Hong Kong.

(iv)

Huatai International Finance Limited (“HIFL”). HIFL is organized under the laws of the British Virgin Islands. HIFL’s principal business is as an investment holding company. The principal business address of HIFL is Room 5808-5812, 58/F., The Center, 99 Queen’s Road Central, Hong Kong.

(v)

Huatai International Investment Holdings Limited (“HIIHL”). HIIHL is organized under the laws of the Cayman Islands. HIIHL’s principal business is as an investment holding company. The principal business address of HIIHL is Room 5808-5812, 58/F., The Center, 99 Queen’s Road Central, Hong Kong.

The reported securities are owned directly by HIIHL. HIFL is the sole shareholder of HIIHL. HFHHKL is the sole shareholder of HIFL. HIFHCL is the sole shareholder of HFHHKL. HTSC is the sole shareholder of HIFHCL. The Reporting Persons have entered into an agreement of joint filing, a copy of which is attached hereto as Exhibit I.

The name, citizenship, business address and present principal occupation or employment of each director and executive officer of each Reporting Person are listed on Schedule A attached hereto and incorporated herein by reference.

During the last five years, none of the Reporting Persons, and to the best of each such Reporting Person’s knowledge, none of the directors or executive officers of such Reporting Person listed on Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

To the extent required by Item 3 of Schedule 13D, the information contained in (or incorporated by reference to) Item 4 of this Schedule 13D is incorporated herein by reference.

Item 4. Purpose of Transaction.

On October 31, 2016, HTSC, through its indirect subsidiary HIIHL, acquired the Issuer’s collective businesses from Aquiline Capital Partners LLC and Genstar Capital LLC. Through this acquisition, HTSC became the ultimate parent company of the Issuer’s collective businesses through its subsidiary HIIHL.

In connection with the initial public offering of the Issuer’s Common Stock, which was completed on July 22, 2019, (the “IPO”), the Issuer and its immediate parent company, AssetMark Holdings LLC, underwent a restructuring described in the Prospectus under the caption titled “Prospectus summary—Restructuring” (the “Restructuring”). Prior to the Restructuring, all of the Common Stock was held by AssetMark Holdings LLC and 98.6% of AssetMark Holdings LLC’s equity interests were held by HIIHL.

Immediately following the pricing of the IPO on July 17, 2019, AssetMark Holdings LLC liquidated and dissolved and distributed all shares of the Issuer’s Common Stock to its members, including HIIHL. Through this distribution, HIIHL received 58,998,799 shares of the Common Stock, or 89.2% of the Common Stock then outstanding.

As a selling stockholder in the IPO, HIIHL sold 8,125,000 shares of Common Stock, including 1,875,000 shares of Common Stock sold pursuant to the underwriters’ option to purchase additional shares. Upon the completion of the IPO on July 22, 2019, HIIHL owned 50,873,799 shares of Common Stock, or 70.3% of the Common Stock then outstanding.

The Reporting Persons may from time to time make additional purchases of or dispose of Common Stock, either in the open market or in private transactions depending on the Reporting Persons’ respective businesses, prospects and financial conditions, the market for the Common Stock, general economic conditions, stock market conditions and other future developments.

Except as described in this Item 4, as of the date of this Schedule 13D, the Reporting Persons do not have any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell or retain any shares of Common Stock reported as beneficially owned in this Schedule 13D, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer.

(a) The aggregate number and percentage of Common Stock beneficially owned by the Reporting Persons are as follows (based upon the 72,400,000 shares of Common Stock outstanding as of July 22, 2019, as reported by the Issuer in the Prospectus):

(i) HTSC beneficially owns 50,873,799 shares of Common Stock, or approximately 70.3%.

(ii) HIFHCL beneficially owns 50,873,799 shares of Common Stock, or approximately 70.3%.

(iii) HFHHKL beneficially owns 50,873,799 shares of Common Stock, or approximately 70.3%.

(iv) HIFL beneficially owns 50,873,799 shares of Common Stock, or approximately 70.3%.

(v) HIIHL beneficially owns 50,873,799 shares of Common Stock, or approximately 70.3%.

(b) HTSC has

(i) sole power to vote or direct the vote of 50,873,799 shares of Common Stock;

(ii) shared power to vote or direct the vote of 0 shares of Common Stock;

(iii) sole power to dispose or direct the disposition of 50,873,799 shares of Common Stock; and

(iv) shared power to dispose or direct the disposition of 0 shares of Common Stock.

HIFHCL has

(i) sole power to vote or direct the vote of 50,873,799 shares of Common Stock;

(ii) shared power to vote or direct the vote of 0 shares of Common Stock;

(iii) sole power to dispose or direct the disposition of 50,873,799 shares of Common Stock; and

(iv) shared power to dispose or direct the disposition of 0 shares of Common Stock.

HFHHKL has

(i) sole power to vote or direct the vote of 50,873,799 shares of Common Stock;

(ii) shared power to vote or direct the vote of 0 shares of Common Stock;

(iii) sole power to dispose or direct the disposition of 50,873,799 shares of Common Stock; and

(iv) shared power to dispose or direct the disposition of 0 shares of Common Stock.

HIFL has

(i) sole power to vote or direct the vote of 50,873,799 shares of Common Stock;

(ii) shared power to vote or direct the vote of 0 shares of Common Stock;

(iii) sole power to dispose or direct the disposition of 50,873,799 shares of Common Stock; and

(iv) shared power to dispose or direct the disposition of 0 shares of Common Stock.

HIIHL has

(i) sole power to vote or direct the vote of 50,873,799 shares of Common Stock;

(ii) shared power to vote or direct the vote of 0 shares of Common Stock;

(iii) sole power to dispose or direct the disposition of 50,873,799 shares of Common Stock; and

(iv) shared power to dispose or direct the disposition of 0 shares of Common Stock.

(c) Except as described in Item 3 above, there have been no reportable transactions with respect to the Shares within the last 60 days by the Reporting Persons.

(d) Except as set forth herein, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth or incorporated in Item 3 and Item 4 is hereby incorporated herein by reference.

Joint Filing Agreement

The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13D as Exhibit I, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by any other Reporting Person.

Registration Rights Agreement

Upon the pricing of the IPO, the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with HIIHL. The Registration Rights Agreement grants HIIHL demand and piggyback registration rights pursuant to which HIIHL may demand that the Issuer file a registration statement or request that its shares of Common Stock be covered by a registration statement that the Issuer is otherwise filing. The Issuer will be required to pay the registration expenses in connection with such registrations, other than any underwriting discounts or commissions and internal administrative and similar costs of the selling stockholder.

The description of the Registration Rights Agreement set forth in this Item 6 does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which has been filed as Exhibit 4.2 to the registration statement on Form S-1 (Registration No. 333-232312) filed with the SEC on June 24, 2019 and is incorporated herein by reference.

Lock-Up Agreement

In connection with the IPO, HIIHL executed a lock-up agreement with J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC, as representatives of the underwriters in connection with the IPO (the “Lock-Up Agreement”), pursuant to which HIIHL agreed, subject to certain exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of the Issuer’s or certain of its affiliates’ equity securities for a period of 180 days after July 17, 2019, without the prior written consent of the representatives of the underwriters.

The description of the Lock-Up Agreement set forth in this Item 6 does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which has been filed as Exhibit D to Exhibit 1.1 to the registration statement on Form S-1/A (Registration No. 333-232312) filed with the SEC on July 10, 2019 and is incorporated herein by reference.

To the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit I	Joint Filing Agreement among the Reporting Persons, dated as of July 26, 2019.

Exhibit II	Form of Registration Rights Agreement, by and between AssetMark Financial Holdings, Inc. and Huatai International Investment Holdings Limited (incorporated by reference to Exhibit 4.2 to the registration statement on Form S-1 (Registration No. 333-232312) filed with the SEC on June 24, 2019).

Exhibit III	Form of Lock-Up Agreement by and among Huatai International Investment Holdings Limited, J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC (incorporated by reference to Exhibit D to Exhibit 1.1 to the registration statement on Form S-1/A (Registration No. 333-232312) filed with the SEC on July 10, 2019).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: July 26, 2019

HUATAI SECURITIES CO., LTD.

By:	/s/ Yi Zhou
Name: Yi Zhou
Title: Chairman and President

HUATAI INTERNATIONAL FINANCIAL HOLDINGS COMPANY LIMITED

By:	/s/ Lei Wang
Name: Lei Wang
Title: Director

HUATAI FINANCIAL HOLDINGS (HONG KONG) LIMITED

By:	/s/ Yi Zhou
Name: Yi Zhou
Title: Chairman

HUATAI INTERNATIONAL FINANCE LIMITED

By:	/s/ Lei Wang
Name: Lei Wang
Title: Director

HUATAI INTERNATIONAL INVESTMENT HOLDINGS LIMITED

By:	/s/ Lei Wang
Name: Lei Wang
Title: Director

Schedule A

Directors and Executive Officers of

Huatai Securities Co., Ltd.

The following table sets forth certain information with respect to the directors and executive officers of Huatai Securities Co., Ltd. The business address of each director and executive officer of Huatai Securities Co., Ltd. is No. 228 Middle Jiangdong Road, Nanjing, Jiangsu Province, F12, 210019.

Name	Present Principal Occupation or Employment	Citizenship
Yi Zhou (Chairman and President)	Chairman and President, Huatai Securities Co., Ltd. Nanjing, The People’s Republic of China	The People’s Republic of China
Feng Ding (Director)	Director, Huatai Securities Co., Ltd. Nanjing, The People’s Republic of China	The People’s Republic of China
Yongbing Chen (Director)	Director, Huatai Securities Co., Ltd. Nanjing, The People’s Republic of China	The People’s Republic of China
Qing Xu (Director)	Director, Huatai Securities Co., Ltd. Nanjing, The People’s Republic of China	The People’s Republic of China
Xiao Hu (Director)	Director, Huatai Securities Co., Ltd. Hong Kong	The People’s Republic of China, Hong Kong
Chunyan Fan (Director)	Director, Huatai Securities Co., Ltd. Nanjing, The People’s Republic of China	The People’s Republic of China
Xuebo Zhu (Director)	Director, Huatai Securities Co., Ltd. Nanjing, The People’s Republic of China	The People’s Republic of China
Chuanming Chen (Director)	Director, Huatai Securities Co., Ltd. Nanjing, The People’s Republic of China	The People’s Republic of China
Hongzhong Liu (Director)	Director, Huatai Securities Co., Ltd. Nanjing, The People’s Republic of China	The People’s Republic of China
Chi Ming Lee (Director)	Director, Huatai Securities Co., Ltd. Hong Kong	The People’s Republic of China, Hong Kong
Yan Liu (Director)	Director, Huatai Securities Co., Ltd. Nanjing, The People’s Republic of China	The People’s Republic of China
Zhibin Chen (Director)	Director, Huatai Securities Co., Ltd. Nanjing, The People’s Republic of China	The People’s Republic of China
Ben’e Shu (Chief Financial Officer)	Chief Financial Officer, Huatai Securities Co., Ltd.	The People’s Republic of China
Yun Li (Chief Compliance Officer)	Chief Compliance Officer, Huatai Securities Co., Ltd.	The People’s Republic of China
Hui Zhang (Secretary to the Board of Directors)	Secretary to the Board of Directors, Huatai Securities Co., Ltd.	The People’s Republic of China
Chong Wang (Chief Risk Officer)	Chief Risk Officer, Huatai Securities Co., Ltd.	The People’s Republic of China

Directors and Executive Officers of

Huatai International Financial Holdings Company Limited

The following table sets forth certain information with respect to the directors and executive officers of Huatai International Financial Holdings Company Limited. The business address of each director and executive officer of Huatai International Financial Holdings Company Limited is Room 5808-5812, 58/F., The Center, 99 Queen’s Road Central, Hong Kong.

Name	Present Principal Occupation or Employment	Citizenship
Lei Wang (Director)	Director, Huatai International Financial Holdings Company Limited	The People’s Republic of China, Hong Kong
Hong Kong
Chong Wang (Director)	Director, Huatai International Financial Holdings Company Limited	The People’s Republic of China
Hong Kong
Li Chen (Director)	Director, Huatai International Financial Holdings Company Limited	The People’s Republic of China
Hong Kong
Xisha Hu (Director)	Director, Huatai International Financial Holdings Company Limited	The People’s Republic of China, Hong Kong
Hong Kong

Directors and Executive Officers of

Huatai Financial Holdings (Hong Kong) Limited

The following table sets forth certain information with respect to the directors and executive officers of Huatai Financial Holdings (Hong Kong) Limited. The business address of each director and executive officer of Huatai Financial Holdings (Hong Kong) Limited is Room 5808-5812, 58/F., The Center, 99 Queen’s Road Central, Hong Kong.

Name	Present Principal Occupation or Employment	Citizenship
Yi Zhou (Chairman)	Chairman and President, Huatai Securities Co., Ltd. Nanjing, The People’s Republic of China	The People’s Republic of China
Jian Jiang (Director)	Director, Huatai Financial Holdings (Hong Kong) Limited Hong Kong	The People’s Republic of China
Lei Wang (Director)	Director, Huatai Financial Holdings (Hong Kong) Limited Hong Kong	The People’s Republic of China, Hong Kong
Jing Chen (Director)	Director, Huatai Financial Holdings (Hong Kong) Limited Hong Kong	The People’s Republic of China, Hong Kong

Directors and Executive Officers of

Huatai International Finance Limited

The following table sets forth certain information with respect to the directors and executive officers of Huatai International Finance Limited. The business address of each director and executive officer of Huatai International Finance Limited is Room 5808-5812, 58/F., The Center, 99 Queen’s Road Central, Hong Kong.

Name	Present Principal Occupation or Employment	Citizenship
Lei Wang (Director)	Director, Huatai International Finance Limited Hong Kong	The People’s Republic of China, Hong Kong

Directors and Executive Officers of

Huatai International Investment Holdings Limited

The following table sets forth certain information with respect to the directors and executive officers of Huatai International Investment Holdings Limited. The business address of each director and executive officer of Huatai International Investment Holdings Limited is Room 5808-5812, 58/F., The Center, 99 Queen’s Road Central, Hong Kong.

Name	Present Principal Occupation or Employment	Citizenship
Ying Sun (Director)	Managing Director and Head of Corporate Development, Huatai Securities Co., Ltd. Nanjing, The People’s Republic of China	The People’s Republic of China
Lei Wang (Director)	Director, Huatai International Investment Holdings Limited Hong Kong	The People’s Republic of China, Hong Kong